Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

September 30, 2016

RE: TAHAWI aerospace, Corp.,
Qualification request
Filed on September 29, 2016
File No.

Ladies and Gentlemen:

On behalf of TAHAWI aerospace, Corp., a Delaware corporation ("**Company**"), we hereby requesting a
1A qualification TAHAWI's common shares pursuant to the rules. The circular initially filed with the
Securities and Exchange Commission ("**Commission**") on September 30, 2016 ("*Offering Circular*").

The company is confirming the following:

1- New Jersey State Securities Board has indicated it's properness to qualify our offering.
2- At this time we have no participant in our offering required to clear its compensation with
   FINRA.
3- Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it
   does not foreclose the Commission from taking any action with respect to the filing;
4- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying
   the filing, does not relieve the company from its full responsibility for the adequacy and
   accuracy of the disclosure in the filing; and
5- the company may not assert staff comments and/or qualification as a defense in any proceeding
   initiated by the Commission or any person under the federal securities laws of the United States.

Regards

Adam Altahawi
/s/ Adam Altahawi
Chief Executive Officer
TAHAWI aerospace, Corp.,
205 D Chubb Ave, Suite 240
Lyndhurst, NJ 07071